Mail Stop 4628

                                                          October 4, 2018

Via Facsimile
John S. Anderson
Senior Vice President and Chief Financial Officer
Knowles Corporation
1151 Maplewood Drive
Itasca, IL 60143

       Re:    Knowles Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018
              File No. 1-36102

Dear Mr. Anderson:

        We refer you to our comment letter dated September 19, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Larry Spirgel
       Assistant Director